June 8, 2006

Mail Stop 4561

Edward M. Lake
Chief Financial Officer
SYS
5050 Murphy Canyon Road, Suite 200
San Diego, CA 92123

Re: SYS
        Registration Statement on Form S-3/A
        Filed on May 26, 2006
        File No. 333-133217

Dear Mr. Lake:

We have reviewed your filing and response letter dated May 26, 2006 and have the following additional comments. In addition we note that conversations to be held later today may result in additional comments concerning your financial statements contained in the above-referenced Form S-3.

Form S-3

Business Summary

1. We note your disclosure in the Risk Factors and Recent Developments sections regarding your current default of the financial covenants contained in your credit facility with Comerica Bank. Please discuss this in the Business Summary section. In your discussion, disclose the current balance on the line of credit, the financial covenants of which you are in default and the time period for which you have been allowed to correct the default. Please also discuss management's projections as to whether you will be able to correct the default within the time given, the consequence of continued default and whether you have sufficient cash on hand to repay the line of credit, if you are required to do so.

Selling Stockholders

2. We reissue comment 4 of our letter dated May 8, 2006 as it relates to the shares underlying the contingent warrants issued in connection with the acquisition of certain Lomasoft intellectual property. It does not appear as if your analysis properly addresses why you are eligible to register the resale of the shares underlying the contingent warrants on Form S-3 at this time. For example we

note you are your relying on Interpretation H.22 of our July 1997 Manual of Publicly Available Telephone Interpretations which provides that the resale of earn out <u>shares</u> to be issued in connection with a merger may be registered on Form S-3 even though the shares are not outstanding at the time the registration statement is filed. It does not appear this interpretation can be extrapolated for shares underlying contingent warrants.

3. We reissue comment 5 of our letter dated May 8, 2006. It still appears that the common stock and common stock underlying notes and warrants that you indicate in footnotes 1 through 13 and footnotes 55 and 56 as being registered on this Form S-3 do not total 10,442,797 shares. Please advise or revise. In addition, please clarify if the 658,254 shares related to the Logic Innovations, Inc. acquisition that are being registered include the 212,477 contingently issuable shares.

4. For each of the entities listed in the selling shareholder table, such as the Clifton L. and Ruth J. Cooke Family Trust or the Gladehill Development Corporation or the Gerald M. Starek Trust, please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

5. We note your response to comment 7. Please advise as to specific consideration given to filing the documents related to the Lomasoft/ForceViz transaction pursuant to either Items 601(b)(10)(ii)(A) or 601(b)(4) of Regulation S-K.

6. We note your response to comment 9 of our letter dated May 8, 2006. In future amendments please provide the selling shareholder information as of a recently practicable date.

<u>Incorporation of Certain Documents by Reference,</u>

7. We refer you to comment 13 of our letter dated May 8, 2006. Please advise why you have not incorporated by reference your Form 8-K filed August 18, 2005. See Item 12(a)(2) of Form S-3.

<u>Exhibits</u>

8. Please file a more recently dated legal opinion that references the correct number of shares being registered.

* * * * *

If you have any questions, please call Adam Halper at (202) 551-3482. If you require additional assistance you may contact Anne Nguyen, Special Counsel at (202) 551-3611 or the undersigned at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Otto E. Sorensen, Esq. & Carrie H. Darling, Esq.
        Luce, Forward, Hamilton & Scripps LLP
        Facsimile: (619) 235-1331